# First Financial Holdings, Inc.

## Charleston, South Carolina

A. Thomas Hood

President  and CEO

May 24 – 25, 2004

**<u>Slide 1</u>**
- **Introduction**

# Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2003. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

**Slide 2**
- **FD disclosure**

# First Financial Holdings, Inc.

## *Charleston, South Carolina*



**FIRST SOUTHEAST**
Investor Services, Inc.

**FIRST SOUTHEAST**
Insurance Services, Inc.

**The KIMBRELL**
Company, Inc.

**FIRST SOUTHEAST**
Fiduciary & Trust Services, Inc.

**KINGHORN**
Insurance Services, Inc.

**PREFERRED**
Markets, Inc.

**JOHNSON**
Insurance Associates, Inc./
Benefit Administrators, Inc.

**ATLANTIC**
Acceptance Corp.

**Slide 3**
**First Financial's operations are conducted primarily through five companies - the bank - First Federal, the First Southeast Group, consisting of a full service broker/dealer - First Southeast Investor Services; First Southeast Fiduciary and Trust Services, which provides trust services to bank customers and others; and one of South Carolina's largest insurance agencies - First Southeast Insurance Services – and a managing general agency operating under the Kimbrell Insurance Group (a wholesaler of insurance solutions to independent agencies).**

# Outline

- Corporate Profile
- Strategic Direction
- Sales and Service Excellence
- Human Capital
- Insurance Sales and Services
- Non-Interest Income Growth
- Distribution Channels
- Markets Served
- Financial Performance

**To outline the presentation, I will:**
- **Give you a quick profile of First Financial;**
- **Describe the strategic direction of the company;**
- **Talk about our commitment to sales and service excellence;**
- **Discuss a key strength -- our people;**
- **Discuss our insurance sales and services and our focus on non-interest income growth;**
- **Briefly describe our distribution systems and the markets we serve;**
- **And, review financial performance.**

# Corporate Profile

- 3$^{rd}$ largest financial institution headquartered in South Carolina
- Broad-base of banking, investment and insurance products serving consumers and businesses
- Significant presence in attractive, high growth coastal markets
- One of the largest independent insurance agencies in South Carolina

<u>**Slide 5**</u> **- corporate profile**

**(*read slide)***

# Corporate Profile
## March 31, 2004
(amounts in thousands)

A Community Bank offering consumer and business banking, insurance, investment and trust products and services

- NASDAQ ticker                                FFCH
- Total Assets                                 $ 2,455,616
- Net Loans                                    $ 1,806,968
- Total Equity                                 $ 169,832
- Equity/Assets                                6.92%
- Market capitalization                        $ 375,886
- 5 Year Average Compounded Growth Rate
    - Assets                                   4.52%
    - Net Income                               6.94%
    - Earnings per share                       8.34%

**Slide 6**

*(read slide)  -  (at March 31, 2004)*

# Corporate Profile
## Household Relationships
## March 31, 2004

113,630  Banking households served

25,256  Insurance households served

5,039  Investment/Trust households served

43%  Households with 3 or More Products

64%  50-Plus Club Households with 3 or More Products

55%  Retail Households With A Demand Account Relationship

11%  Insurance Households with a Bank Relationship

**Slide 7**
**As to our customer profile:**
- **We serve over 113,000 banking households;**
- **25,256 insurance households;**
- **More than 5,000 investment or trust households;**
- **43% of banking households have 3 or more banking services;**
- **64% *50+* households have 3 or more banking services;**
- **55% of our banking households have a demand account relationship with the bank.**
- **And, 12% of our insurance households have a banking relationship.**

# Corporate Profile
## History

- First Federal of Charleston was chartered in 1934.
- First Federal converted to a federally-chartered stock company in November 1983.
- First Financial Holdings, Inc. incorporated in Delaware in September 1987 with reorganization of First Federal into holding company effective June 30, 1988.
- First Financial acquired Peoples Federal Savings and Loan Association, Conway, SC, on October 9, 1992.
- First Financial's acquisition of Investors Savings Bank of South Carolina in Florence, SC was completed in November 1997. Investors Savings was merged into Peoples Federal.
- First Federal and Peoples Federal consolidated into one charter August 30, 2002.

**Slide 8 - history**

*(read slide)*

# Strategic Direction

- Major Commitment to Sales and Service Excellence
- Build and Retain the High-Quality Workforce/Family-Friendly Workplace
- Continued Expansion of Insurance, Investment and Trust Businesses - the First Southeast Group
- Aggressive sales of Bank Products and Services in Insurance Households
- Continued Efforts to Accelerate Non-Spread Revenues
- Continued Investments in Retail Banking Offices and Other Distribution Channels in Attractive Markets
- Expansion of Internet Banking Products and Services
- Increased Emphasis on Sales of Banking Products and Services for Small and Medium-sized Businesses

**Slide 9 - strategic direction**

*(read slide)*

# Sales and Service Excellence

- Strong Culture of Service Excellence
- Cohen Brown Sales Program "Champions"- Introduced in 1997
- Absolute Commitment to Sales Excellence at Every Level
- "Breakthrough Service" Program Initiated in Fiscal 2001

<u>**Slide 10**</u>

- **All of our companies have an exceptional history of service excellence.**
- **In 1997, we introduced the "Champions" program to every person in the company.**
- **And, there is a very, very strong commitment to the program at every level of the organization.**
- **Weekly sales meetings are held in all retail and service units.**
- **We have changed the culture of the company - from one of service excellence to a culture of sales and service excellence.**
- **In 2000, we introduced a program modeled after the "Champions" program for all of our service employees called "Breakthrough Service," which has now been rolled out to all our First Southeast companies.**

# First Financial's Human Resources Strategies

- Experienced, Motivated Management Team
- Qualified, Well-trained Staff
- Appropriate Levels of Authority and Responsibility
  - Decisions Made in Front of Customers
- Increasing Use of Incentive based compensation
  - 37.7% of Total Employees Incentive Based

<u>Slide 11</u>

- We have a very experienced management team.
- Significant resources are invested in staff training – no teller, financial services representative goes before a customer before completing a rigorous training program.
- We have a very strong sales and service culture.
- Our people make decisions in front of customers (absolutely essential to a successful community bank model).
- All lenders, financial services representatives, trust and investment sales personnel - all receive incentive based compensation.
- In fact almost 38% of all of our management and employees are now incentive compensation based.

# Corporate Profile
## Executive Management

| Name | Title | Age | Experience |
|------|-------|-----|------------|
| A. Thomas Hood | President & CEO | 57 | 28 years |
| Susan E. Baham | Executive Vice President & CFO | 54 | 32 years |
| Charles F. Baarcke, Jr. | Executive Vice President & Chief Lending Officer | 57 | 29 years |
| John L. Ott, Jr. | Executive Vice President, Retail Banking | 56 | 33 years |

**Slide 12**        -        **executive management**
*(read slide)*

# Corporate Profile
## Senior Management

| Name | Title | Age | Experience |
|---|---|---|---|
| Mark R. Adelson | SVP Investments | 50 | 22 years |
| Robert C. Bailey | SVP Branch Admin. | 53 | 27 years |
| Elton K. Carrier | SVP Commercial Lending | 61 | 30 years |
| Kenneth J. Clair | SVP Lending & Loan Op. | 49 | 28 years |
| Charles L. Clark II | SVP Loan Servicing | 60 | 36 years |
| R. Bruce Copeland, Jr. | SVP Marketing | 46 | 19 years |
| C. Alec Elmore, Jr. | SVP Northern Region | 43 | 22 years |
| Mark G. Endres | SVP and Controller | 61 | 33 years |
| Jerry P. Gazes | SVP Human Resources | 56 | 30 years |
| Betsy B. Lewis | SVP Internal Audit | 45 | 18 years |
| Allison A. Rhyne | SVP Insurance Services | 51 | 24 years |
| Robert F. Snyder, Jr. | SVP Support Services | 54 | 33 years |
| Richard H. Stoughton | SVP Information Systems | 58 | 29 years |

**Slide 13 -** **senior management**
*(read slide)*

# Family Friendly Workplace

- A Strong Commitment to Supporting Family Friendly Policies and Programs in the Workplace
- Flexible Employee Volunteer Program for Schools and Non-profits
- Tuition Reimbursement/Tuition Grant Programs for Full and Part-time Employees
- Flexible Work Schedules and Part-time Options
- Childcare Resource and Referral Service
- Childcare Subsidy Program
- Elder Care

<u>Slide 14</u>

- First Financial places significant emphasis on supporting family friendly policies and programs in the work place.
- We make it very easy for our employees to volunteer for schools and non-profit organizations. (It is part of our culture.)
- We have tuition reimbursement and grant programs for both full-time and part-time employees.
- We offer flexible work schedules and part-time employment opportunities.
- We offer a child care resource and referral service and subsidize employee child care expenses.
- We also offer elder care referral services and may add a subsidy program.



**Human Capital**
Average Years with the Company
April 2004

**Slide 15**

- One of our key advantages is the quality, knowledge and experience of our management team.
- They average 18 years of experience with the company and 25 years experience in banking, investment, trust or insurance services.
- Retail sales office managers average 12 years with our company, most of that at the same office location, and our bank retail sales personnel have significant levels of experience.
- Our insurance representatives average 7 years with our company and average 15 years of industry experience.
- Our investment representatives average 7 years with First Southeast and average 19 years of investment experience.
- Our tellers average five years with our company and full-time tellers average five and one-half years with the bank.

# Performance Drivers

- Targets for Management Team Stock Ownership- One to Four Times Compensation
- Specific Goals for Management Performance Plan - ROE Driven
- Performance Plan for Directors - ROE Driven
- 59% Employees Have Earned Stock Options
- 92% Employees Own Company Stock
- 17% of Shares Owned by Directors, Officers & Employees

**All of the companies' compensation and benefit systems are linked to superior performance:**

- **The vast majority of the 40 members of our management team exceed their targets for stock ownership ranging from one times total salary to four times total salary;**
- **All members of the management team participate in a performance-based compensation or bonus plan;**
- **Our directors' performance plan is ROE target driven;**
- **59% of our employees participate in our stock option plan;**
- **92% of our employees own First Financial stock;**
- **And, insider ownership now totals 17%.**

# Insurance Sales and Service
## Retail Agency Profile

- Total Revenues: $14.3 million
- 44% Personal Lines/ 56% Commercial Lines
- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb
- Total Insurance Households: 25,256
- Largest Independent Allstate Representative in the United States.

**Slide 17**
**We have been in the insurance agency business since 1986. Total insurance revenues for fiscal 2002 were just over $14.3 million with 44% coming from personal lines and 56% from commercial lines. Some major companies represented include Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb. In fact, First Southeast Insurance is the largest independent Allstate representative in the nation.**

# Insurance Sales and Service
## Wholesale Agency Profile

- Acquired January 29, 2004
- Number of active producing agencies          1,868
- Premium Volume breakdown
  - Personal Excess & Surplus Lines         19%
  - Commercial Excess & Surplus Lines      34%
  - Workers Compensation              30%
  - Non-standard Commercial Auto        9%
  - Commercial Brokerage              5%
  - Standard Commercial & Bonds         3%
- Special Programs in Excess & Surplus
  - Non-standard Homeowners Program
  - High Value Homeowners Program
  - Coastal Properties
  - Restaurants
  - Residential Care and Home Health Care
  - Intermediate and Long Haul Trucks

**Slide 18**

- **The Kimbrell/Preferred Markets companies and Atlantic Acceptance Corporation were acquired in January.**
- **They service over 1,800 producing agencies.**
- **Premium volume breakdown is as follows:**
  - **Commercial excess & surplus lines    34%**
  - **Workers compensation          30%**
  - **Personal excess & surplus lines      19%**
  - **Non-standard commercial auto      9%**
  - **Commercial brokerage          3%**



**Slide 19**
Insurance revenues increased 38% for fiscal 2003, mostly as a result of the Johnson/Woodruff Insurance acquisition in fiscal 2002. Year-to-date in fiscal 2004, insurance revenues are up 26% over the same period in fiscal 2003.

# Insurance Acquisitions

### (amounts in millions)

| Company | Date | Market | Premiums Written |
|---|---|---|---|
| Adams Insurance | 1990 | Personal lines | $ .8 |
| Magrath Insurance | 1992 | Mixed lines | $ 3.9 |
| Epps-McLendon | 1995 | Personal lines | $ 3.4 |
| Associated Insurors | 2000 | Commercial lines | $ 11.5 |
| Kinghorn Insurance | 2001 | Mixed lines, group health | $ 21.0 |
| Johnson Insurance | 2002 | Commercial lines, Third Party Administrator | $ 18.0 |
| Woodruff Agency (merged - Johnson Ins.) | 2003 | Commercial lines | $ 5.0 |
| The Kimbrell Group | 2004 | MGA—Excess, Surplus and Standard Lines | $ 27.0 |

Other Insurance Operations

| | | |
|---|---|---|
| First Southeast Reinsurance | | Private mortgage reinsurance |
| Family Financial (14.3% ownership) | | Reinsures contractual liability policies written in conjunction with debt protection programs. |

**Slide 20**

**We have increased revenues significantly through acquisitions. In the past five years we have added over $82 million in premiums. In addition we operate a private mortgage reinsurance company, which reinsures mortgage insurance on loans originated by the bank. We also are an investor (own 14.3%) in Family Financial - a life insurance company headquartered in Louisiana that reinsures contractual liability policies written in conjunction with debt protection programs.**



**Slide 21**
Non-interest income from insurance, brokerage, and trust services is growing much faster than other non-interest income and totaled more than $16 million in fiscal 2003, up 33%. Year-to-date fiscal 2003 revenues are up 24% over the first six months.



**Non-Interest Income**
(amounts in thousands)

**Slide 22**

- **Total non-interest revenues have grown 124% over the last three fiscal years with substantial growth in insurance and brokerage revenues.**
- **Total non-interest revenues were up 32% in fiscal 2003, but are down 4% thus far in 2004 all due to mortgage banking revenues which are down $3.6 million on a comparative basis.**
- **Non-interest revenues now total 33% of total revenues.**

# Other Income Distribution
## Fiscal 2003



$4,849
Other
12%

$9,158
Mortgage
Banking/loan
servicing
22%

$10,604
Deposit Fees
26%

$2,634
Brokerage and
Trust
6%

$13,720
Insurance
34%

**Slide 23**

*(read slide)*

# Demand Deposit Accounts and Deposit Account Fees

## (dollars in thousands)



**Slide 24**
**Strong growth in demand deposits - both retail and commercial accounts - has resulted in significant growth in deposit account fees (which were up 10% in 2002, 13% in 2003 and are up 8% year-to-date in fiscal 2004).**



**Slide 25**

First Financial does business in four primary markets: the Charleston area, the Grand
Strand/Myrtle Beach area, the Florence market and the Hilton Head/Bluffton market. We also serve
several other markets, including Georgetown and Brunswick County in North Carolina.

- We have 46 bank sales offices -- 3 in Hilton Head, 21 in the Charleston area, 16 in the Grand
  Strand area and coastal North Carolina, and 5 in Florence.
- 5 of these locations are in Wal*Mart Superstores - monthly these branches produce 3 times the
  number of demand account relationships of traditional branches.
- We have 11 insurance sales offices (including our recent Kimbrell/Preferred Markets
  acquisitions in Murrells Inlet, SC). These offices currently produce $93 million retail and $27
  million wholesale in premiums annually. In 2001 we opened our first office in Brunswick
  County, North Carolina.
- We have 14 investment and trust offices located inside bank sales office locations throughout the
  region.
- Assets under care/management in our investment and trust business now exceed $360 million.

# Distribution Systems

- Bank sales locations             46
  - (5 Bank Sales offices in Wal*Mart Superstores)
- Insurance sales
  - Locations       11
  - Premiums written
    - Retail/Commercial      $ 93 million
    - Wholesale      $27 million
- Investment centers and Trust offices      14
  - (Located in Bank Sales Offices)
  - Assets under care/management      $ 360 million
- ATMs      49

**Slide 26**

- **And, a system of 49 ATMs.**



# Internet Banking Growth
## Households and Businesses

- We have a rapidly growing internet banking service we introduced in May 2000.
- At March 31, we have over 21% of total bank households and over 27% of deposit households using this service. In the past 18 months, these numbers are up 8% and 10%, respectively.

# Market Characteristics

| | Population 2000[1] | Pop. Growth 1990-2000[1] | Job Growth 1990-2000[2] | Per Capita Income 2000[1] | Unem-ployment[2] March 2004 | Residents 55+ 2000[1] |
|---|---|---|---|---|---|---|
| Charleston MSA | 549,033 | 8.3% | 19.8% | $26,282 | 4.6% | 18.9% |
| Myrtle Beach MSA | 196,629 | 36.5% | 45.3% | $23,315 | 5.5% | 26.3% |
| Florence MSA | 125,761 | 10.0% | 12.3% | $24,517 | 8.0% | 21.0% |
| Beaufort Co. | 120,937 | 39.9% | 50.8% | $32,112 | 3.0% | 26.1% |
| Georgetown Co. | 55,797 | 20.5% | 15.3% | $21,892 | 13.3% | 26.7% |
| Brunswick Co., NC | 73,143 | 43.5% | 40.8% | $20,178 | 4.8% | 31.6% |
| | | | | | | |
| **FFCH Markets** | **1,121,300** | **18.2%** | **26.4%** | **$25,576** | **5.4%** | **22.4%** |
| **SC** | **4,012,012** | **15.1%** | **14.0%** | **$23,538** | **6.7%** | **21.4%** |
| **US** | **275,306,000** | **13.2%** | **13.9%** | **$28,546** | **5.7%** | **20.4%** |

[1] US Census Bureau
[2] NC & SC Employment Securities Commissions

Slide 28

- **Our markets include 28% of the population in South Carolina based on 2000 census information.**
- **Population is growing significantly faster in First Financial markets than in South Carolina and the country.**
- **Job growth in the most recent 10-year period in First Financial markets is almost double the growth of South Carolina and the country.**
- **Per capita income is above the South Carolina average.**
- **Of particular importance, these markets have a larger concentration of residents 55 and older, an important target group for the bank and the First Southeast group.**

# Well Positioned In Key Markets

## June 30, 2003

### (amounts in millions)

**Deposits**

| Institution | Share | Institution | Share |
|---|---|---|---|
| **Charleston MSA** - $6,812,597 total deposits | | **Myrtle Beach MSA** - $3,579,033 total deposits | |
| 1. Wachovia | 17.5% | 1. Coastal | 16.0% |
| 2. Bank of America | 14.9% | 2. Carolina First | 14.3% |
| 3. First Federal | 13.6% | 3. Conway National Bank | 13.6% |
| 4. South Carolina FCU | 11.5% | 4. Bank of America | 8.7% |
| 5. First Citizens | 5.4% | 9. First Federal | 5.3% |
| | | | |
| **Beaufort County** - $2,329,804 total deposits | | **Florence MSA** - $1,520,810 total deposits | |
| 1. SunTrust | 18.6% | 1. BB&T | 16.5% |
| 2. Bank of America | 14.7% | 2. Wachovia | 16.4% |
| 3. Wachovia | 13.6% | 3. First Federal | 10.9% |
| 4. South Carolina B&T | 6.9% | 4. First Reliance Bank | 7.9% |
| 12. First Federal | 3.4% | 5. Citizens Bank | 6.7% |
| | | | |
| **Georgetown County** - $784,937 total deposits | | **Brunswick County** - $993,759 total deposits | |
| 1. Carolina First Bank | 21.6% | 1. BB&T | 49.1% |
| 2. Plantation FSB | 19.6% | 2. Security Savings Bank | 18.9% |
| 3. First Citizens | 10.7% | 3. Coastal Federal | 10.4% |
| 4. First Federal | 10.5% | 4. First Citizens Bank & Trust | 7.5% |
| 5. Wachovia | 8.6% | 8. First Federal | 0.9% |

All data from Sheshunoff Branch Source 2004 (data as of June 30, 2003)
except Brunswick County - FDIC data as of 6/30/03

**Slide 29**

**First Financial enjoys significant shares in key deposit markets.**

# *Forbes* Best Places

- *Forbes* published an article "150 Biggest Regions" in their May 24, 2004 issue.
- The article stated "The best metro areas [in the US] to launch a business or a career often center around Universities that offer a diverse, educated work force and, especially when they are far from big cities, relatively low costs. Such regions are also attractive places to live, judging by the patterns of migration."
- The article evaluated Business Costs, Living Expenses, Crime Rates, College Degree Attainment, Unemployment and Cultural and Leisure Activities.
- Charleston ranked #22 on this list.
- Forbes also ranked small regions. Myrtle Beach ranked #93 and Florence ranked #128.

# Financial Performance

**A brief review of our recent financial performance.**



**Assets**
(amounts in billions)

**Slide 32**

We are approximately $2.4 billion in assets at March 31, 2004. The lack of asset growth in recent periods is the result of a much larger proportion of single-family real estate loans being sold in the secondary market and our focus on acquiring service related businesses.

# Loan Portfolio
## (amounts in millions)



9/30/1998



3/31/2004

**Slide 33**

**This gives you a picture of how our loan composition has changed over the past five years and the first 6 months of fiscal 2004.**

- **We continue to put more emphasis on expanding consumer and business lending.**
- **As a result, those balances have continued to grow as a part of our total loan portfolio.**
- **Consumer, construction, and commercial business and real estate loans now represent 39% of total loans.**

# Credit Quality









**At the end of fiscal 2003, non-performing assets were 61 basis points of total assets. Net charge-offs have been very low for the past five years and were 38 basis points in fiscal 2003. Obviously larger portfolios of commercial and consumer loans have resulted in increased levels of charge-offs.**

# Problem Assets
## March 31, 2004
### (amounts in thousands)

| | |
|---|---:|
| Non-accrual Loans | $ 9,553 |
| Loans 90 Days or More Past Due | 71 |
| Renegotiated Loans | 289 |
| REO through Foreclosure | 3,949 |
| TOTAL | $ 13,862 |
| NPA/Total Assets | .56% |
| YTD Annualized Net Charge-offs /Average Net Loans | .39% |
| Allowance/Non-Performing Loans | 149% |

Slide 35

**Total problem assets were $13.9 million at March 31, 2004, down 8% from March 31, 2003.**

# Deposit Composition
## March 31, 2004
## (amounts in millions)



**Slide 36**

Transaction accounts-checking, money market deposits and statement savings now make up 56% of total deposits. Certificates of deposit are substantially all in market, retail deposits.



**Slide 37**

- The company continues to grow lower costing demand deposit balances with considerable growth in our seniors banking program.
- Balances of demand deposits were up 21% in fiscal 2003 and are up 17% the first six months of fiscal 2004 as compared to the same period in fiscal 2003.



**Net Interest Income**

(amounts in thousands)

**Slide 38**

**Net interest income has declined 3% over the same six-month period last fiscal year. This is due in part to assets declining and to a slowing of liability repricing.**

# Net Interest Spread



**During fiscal 2003 the spread was 3.66% and for the six months ended March 31, 2004 declined to 3.34%.**



**Slide 40**

The Fed's actions to lower short-term interest rates have had a significant impact on deposit interest costs. We believe we are at the bottom of that cycle today. As you are aware, most economists believe the Fed will reverse this trend as early as June.



**Slide 41**

We have been maintaining our efficiency ratio at or below 60% for several years, despite the insurance and brokerage businesses not having bank like efficiency ratios.

The ratio is high for the six months ended March 31, 2004 as revenues from gains on loan sales have sharply declined.



# Net Income
### (amounts in thousands)

**Slide 42**

Net income increased 37% over the past three fiscal years.  Fiscal year to date net income is down 16% due primarily to lower gains on the sale of loans and a decline in net interest income.



# Core Earnings Per Share
## (diluted)

| | |
|---|---|
| Sep-98 | $1.21 |
| Sep-99 | $1.40 |
| Sep-00 | $1.47 |
| Sep-01 | $1.64 |
| Sep-02 | $2.04 |
| Sep-03 | $2.07 |
| 6 mo. Mar-03 | $1.04 |
| 6 mo. Mar-04 | $0.90 |

**Slide 43**

**Core earnings per share were up 41% over the past three fiscal years, but are down year to date 2004.**

# Core Return on Average Equity



Return on equity exceeded 15% for the past five fiscal years and was 16.7% for our latest fiscal year. We are currently at 14% for the first six months of 2004.

# Stock Performance



**Slide 45** - stock performance

This tracks our performance over the last two years.  We closed Friday at $30.13.



# Consistent Dividend Growth

$0.28  $0.32  $0.36  $0.42  $0.48  $0.56  $0.62  $0.68  $0.76  $0.88 *

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

*6 months annualized

**Slide 46**

**The company increased its cash dividend in the first quarter of fiscal 2004 to 22 cents per share, a 16% increase over the prior year. Cash dividend increases have averaged 14% over the past three fiscal years.**

# Stock Repurchase Programs

| Starting Date | Ending Date | Shares Authorized | Shares Repurchased |
|---|---|---|---|
| 5/27/03 - | 11/30/04 | 650,000 | 316,400* |
| 10/25/02 - | 6/30/03 | 650,000 | 650,000 |
| 9/17/01 - | 9/30/02 | 600,000 | 477,800 |
| 2/25/00 - | 9/30/00 | 500,000 | 93,300 |
| 10/23/98 - | 6/30/99 | 500,000 | 500,000 |
| 7/29/96 - | 3/31/97 | 250,000 | 93,100 |

* As of May 18, 2004

**Slide 47**

We have been a very active repurchaser of our common stock over the last three years.  Currently, we have repurchased almost 50% of the current 650 thousand share repurchase plan, which expires November 30, 2004.